FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, C.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Act of 1934

For the month of: JANUARY 2003
------------------------------------------------

Commission File Number:  029718
------------------------------------------------
Las Vegas From Home.com Entertainment Inc.
------------------------------------------------
(Translation of registrant's name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada V7Y 1C6
-------------------------------------------------
(Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  	X		Form 40-F
		---			     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes				No	     X
		---			     ---






BC FORM 53-901F
(Previously Form 27)

SECURITIES ACT (BRITISH COLUMBIA)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE ACT


1.  Reporting Issuer:

	Las Vegas From Home.com Entertainment Inc.
        (the "Company")
        P.O. Box 10147
	#1460-701 West Georgia Street
	Vancouver, BC  V7Y 1C6


2.  Date of Material Change:

	January 23, 2003


3.  News Release:

	News release was disseminated via Vancouver
    	Stockwatch and Market News Publishing.


4. Summary of Material Change:

	The Company announced that the consultancy agreement entered into between the Company and Mr. Harry Migirdic of Montreal, Quebec
	("Migirdic") on January 1, 2003, has been terminated by mutual consent.

5.  Full Description of Material Change:

    	See attached Schedule "A"


6.  Senior Officer:

    	Bedo H. Kalpakian, the Chairman of the Company, is knowledgeable about the material change and this report, and may be contacted at (604) 681-0204 for further information.


7.  Statement of Senior Officer:

    The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia this
23rd day of January, 2003.

LAS VEGAS FROM HOME.COM HOME ENTERTAINMENT INC.


"Bedo H. Kalpakian"
_____________________

Chairman



c.c.: 	TSX Venture Exchange
	Attention:  Listings

	Alberta Securities Commission
	Attention:  Continuous Disclosure

        Anfield Sujir Kennedy & Durno
        Attention:  Michael Kennedy


F27jan23
 SCHEDULE "A"

NEWS RELEASE



Symbols:  LVH.TSX Venture Exchange

 	  LVFHF.OTC Bulletin Board

	  LVH.Berlin Stock Exchange

January 23, 2003


Further to the Company's news release dated
January 13, 2003 the Company wishes to announce that the consultancy agreement entered into between the Company and Mr. Harry Migirdic of Montreal, Quebec ("Migirdic") on January 1, 2003, has been terminated by mutual consent.

FOR MORE INFORMATION ON THE COMPANY, PLEASE
CONTACT US AT TELEPHONE NUMBER (604) 681-0204,
OR VISIT OUR WEBSITE ATWWW.LVFH.COM

On behalf of the Board of

Las Vegas From Home.com Entertainment Inc.

"Bedo H. Kalpakian"
_____________________________

Bedo H. Kalpakian,
Chairman


THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND
DOES NOT ACCEPTRESPONSIBILITY FOR THE ADEQUACY
OR ACCURACY OF THIS RELEASE.






Signatures

Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Las Vegas From Home.com Entertainment Inc.
-------------------------------------------------
(Registrant)

By:	"Bedo H. Kalpakian"
-------------------------------------------------
	(BEDO H. KALPAKIAN, Chairman)

Date:	January 23, 2003
-------------------------------------------------
C:Lnrjan23